Exhibit 99.1

ProQR Announces Planned Changes to Board Composition

LEIDEN, Netherlands & CAMBRIDGE, Mass., February 9, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced that Dinko Valerio, a co-founder of the Company, and Alison Lawton will rotate off the Board at the Company’s next Annual General Meeting (AGM) as their terms conclude.

The planned changes to ProQR’s Board composition at its 2026 AGM reflect the Company’s development as it advances its clinical programs, as well as its ongoing commitment to strong corporate governance and long-term succession planning. An executive search firm has been engaged to assist ProQR in identifying candidates to be nominated to the Board to support long-term value creation for all its stakeholders.

“On behalf of the Board, I would like to sincerely thank Dinko for his leadership, which has played a central role in shaping ProQR’s vision and strategy, and Alison for her insight, dedication, and many valuable contributions to the Company during her tenure,” said James Shannon, MD, Chairperson of the Board of ProQR Therapeutics. “Their efforts have had a meaningful impact on ProQR, and we are deeply grateful for their expertise.”

“Dinko and Alison have brought meaningful perspective and presence to the Board,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “I have greatly appreciated their insights and contributions, and I look forward to continuing to work closely with the Board as we execute our strategy and advance our clinical and pipeline programs.”

As part of its ongoing governance practices, the Board regularly reviews its composition to ensure it maintains an appropriate balance of skills, experience, and perspectives to support ProQR’s long-term strategic objectives. This process has resulted in the appointment of two new Board members in the last three years.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology and strategy, the anticipated timing and implementation of planned changes to the Board composition, expectations regarding corporate governance practices and long-term succession planning, and the continued advancement of our pipeline programs. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of participants and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, changing interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com